SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Viskase Companies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29403700

(CUSIP Number)

Steven L. Gevirtz
Katana Capital Advisors LLC
Katana Fund LLC

1859 San Leandro Lane
Santa Barbara, CA 93108

805-565-2232

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2001

(Date of Event which Requires
Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D/A

CUSIP NO. 29403700

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Katana Fund LLC
I.D. # 77-0493842

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X] (b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER-0

8 SHARED VOTING POWER-2,794,352

9 SOLE DISPOSITIVE POWER-0

10 SHARED DISPOSITIVE POWER-2,794,352

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,794,352

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.3%

14 TYPE OF REPORTING PERSON

OO

SCHEDULE 13D/A CUSIP NO. 29403700

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Katana Capital Advisors, LLC I.D. # 77-0538075

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER-0

8 SHARED VOTING POWER-2,794,352

9 SOLE DISPOSITIVE POWER-0

10 SHARED DISPOSITIVE POWER-2,794,352

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,794,352

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.3%

14 TYPE OF REPORTING PERSON

IA

SCHEDULE 13D/A CUSIP NO. 29403700

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Steven L. Gevirtz

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER-0

8 SHARED VOTING POWER-2,794,352

9 SOLE DISPOSITIVE POWER-0

10 SHARED DISPOSITIVE POWER-2,794,352

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,794,352

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.3%

14 TYPE OF REPORTING PERSON

IN

     This Statement, which is being filed by Katana Fund, LLC, its manager, Katana Capital Advisors, LLC, and Steven L. Gevirtz, the President of Katana Capital Advisors, LLC (the "Reporting Persons") constitutes Amendment Number Five to the Schedule 13D originally filed with the Securities and Exchange Commission on March 17, 2000 (the "Schedule 13D"). The Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Viskase Companies, Inc., a Delaware Corporation (the "Company").The item responses in this amendment show only changes in information from that previously filed.

Item 5.
Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following:

     As of February 5, 2001, the date of the event which requires the filing of this Amendment to Schedule 13, Katana Fund, LLC and Katana Capital Advisors, LLC beneficially owned 2,794,352 shares, representing 18.3% of the total outstanding shares of the class of securities identified pursuant to Item 1.

      The stated percentages are based on 15,253,489 shares of the Common Stock of the Company outstanding as of November 14, 2000, as reported in the Company's report on Form 10-Q, filed November 15, 2000.

      The following reportable transactions occurred during the time period between this filing and the filing of the most recent 13D/A. Katana Fund, LLC made all purchases:

Trade Blotter

DATE            BUY/SELL   NUMBER OF SHARES  PRICE PER      TYPE OF
                                             SHARE          TRANSACTION

12/26/00        Buy             40,000       $1.05          OM
12/29/00        Buy             52,500       $1.017         OM
01/03/01        Buy              7,500       $1.203         OM
01/12/01        Buy             16,700       $1.30          OM
01/24/01        Buy              5,000       $1.80          OM
01/30/01        Buy             16,000       $1.78          OM
02/05/01        Buy             15,000       $1.66          OM
02/06/01        Buy              4,000       $1.66          OM
Note:
OM= Open Market Transaction

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

Dated: February 6, 2001

KATANA FUND, LLC

By: Katana Capital Advisors, LLC, Manager

By: /s/ _______________________________________________

Steven L. Gevirtz, President

KATANA CAPITAL ADVISORS, LLC

By: /s/ ______________________________________________

Steven L. Gevirtz, President

/s/ ___________________________________________

Steven L. Gevirtz

EXHIBIT INDEX

Exhibit
Number     Description
------     -----------

 1         Joint Filing Agreement, dated December 22, 2000, incorporated by reference from Amendment No. 4 of the Schedule 13D of the Reporting Persons,
filed December 26, 2000.
________